TEKLA WORLD HEALTHCARE FUND

100 Federal Street, 19th Floor

Boston, MA 02110

March 2, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Attention: Ms. Karen Rossotto, Division of Investment Management

Re:	Tekla World Healthcare Fund
SEC File Numbers: 333-251975 and 811-23037

Dear Ms. Rossotto:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Tekla World Healthcare Fund, a Massachusetts business trust (the “Fund”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File Nos. 333-251975 and 811-23037) so that such Registration Statement may be declared effective on Thursday, March 4, 2021 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 under the Securities Act and the other applicable provisions of the Securities Act and the rules thereunder.

We request that we be notified of such effectiveness by telephone call to Allison M. Fumai of Dechert LLP at (212) 698-3526.

Very truly yours,

Tekla World Healthcare Fund

By:	/s/ Daniel R. Omstead
Name:	Daniel R. Omstead
Title:	President